UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 2 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 January, 2007 it purchased for cancellation 475,000 "A" Shares at a price of 26.87 euros per share.  It further announces that on the same date it purchased for cancellation 150,000
"A" Shares at a price of 1805.44 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,695,155,000.

As of 2 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 3 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 January, 2007 it purchased for cancellation 635,000 "A" Shares at a price of 26.82 euros per share.  It further announces that on the same date it purchased for cancellation 60,000
"A" Shares at a price of 1807.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,694,460,000.

As of 3 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 4 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 January, 2007 it purchased for cancellation 440,000 "A" Shares at a price of 26.42 euros per share.  It further announces that on the same date it purchased for cancellation 210,000
"A" Shares at a price of 1776.92 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,693,810,000.

As of 4 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 5 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 5 January, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 25.97 euros per share.  It further announces that on the same date it purchased for cancellation 300,000
"A" Shares at a price of 1748.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,693,110,000.
As of 5 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 8 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 January, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 25.81 euros per share.  It further announces that on the same date it purchased for cancellation 150,000
"A" Shares at a price of 1730.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,692,410,000.
As of 8 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 9 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 January, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 25.51 euros per share.  It further announces that on the same date it purchased for cancellation 150,000
"A" Shares at a price of 1705.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,691,760,000.

As of 9 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 10 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 January, 2007 it purchased for cancellation 600,000 "A" Shares at a price of 25.53 euros per share.  It further announces that on the same date it purchased for cancellation 50,000
"A" Shares at a price of 1703.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,691,110,000.

As of 10 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 11 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 11 January, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 25.68 euros per share.  It further announces that on the same date it purchased for cancellation 250,000
"A" Shares at a price of 1706.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,690,460,000.
As of 11 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 12 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 January, 2007 it purchased for cancellation 450,000 "A" Shares at a price of 25.93 euros per share.  It further announces that on the same date it purchased for cancellation 200,000
"A" Shares at a price of 1710.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,689,810,000.
As of 12 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 15 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 January, 2007 it purchased for cancellation 200,000 "A" Shares at a price of 26.37 euros per share.  It further announces that on the same date it purchased for cancellation 450,000
"A" Shares at a price of 1733.06 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,689,160,000.

As of 15 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 16 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 16 January, 2007 it purchased for cancellation 340,000 "A" Shares at a price of 26.30 euros per share.  It further announces that on the same date it purchased for cancellation 200,000
"A" Shares at a price of 1728.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,688,620,000.
As of 16 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 17 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 January, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 26.14 euros per share.  It further announces that on the same date it purchased for cancellation 200,000
"A" Shares at a price of 1711.63 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,688,020,000.

As of 17 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 18 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 January, 2007 it purchased for cancellation 475,000 "A" Shares at a price of 26.37 euros per share.  It further announces that on the same date it purchased for cancellation 200,000
"A" Shares at a price of 1725.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,687,345,000.

As of 18 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 19January 2007

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 January, 2007 it purchased for cancellation 375,000 "A" Shares at a price of 26.27 euros per share.  It further announces that on the same date it purchased for cancellation 175,000
"A" Shares at a price of 1718.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,686,795,000.

As of 19 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 22 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 January, 2007 it purchased for cancellation 425,000 "A" Shares at a price of 26.52 euros per share.  It further announces that on the same date it purchased for cancellation 175,000
"A" Shares at a price of 1731.28 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,686,195,000.

As of 22 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 23January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 23 January, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 26.30 euros per share.  It further announces that on the same date it purchased for cancellation 200,000
"A" Shares at a price of 1718.69 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,685,595,000.
As of 23 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 24January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 24 January, 2007 it purchased for cancellation 425,000 "A" Shares at a price of 26.58 euros per share.  It further announces that on the same date it purchased for cancellation 200,000
"A" Shares at a price of 1746.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,684,970,000.
As of 24 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 25 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 25 January, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 26.47 euros per share.  It further announces that on the same date it purchased for cancellation 200,000
"A" Shares at a price of 1733.14 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,684,370,000.

As of 25 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 26 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 26 January, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 26.33 euros per share.  It further announces that on the same date it purchased for cancellation 200,000
"A" Shares at a price of 1727.62 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,683,770,000.

As of 26 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 29 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 January, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 26.27 euros per share.  It further announces that on the same date it purchased for cancellation 200,000
"A" Shares at a price of 1726.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,683,170,000.

As of 29 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 30 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 30 January, 2007 it purchased for cancellation 375,000 "A" Shares at a price of 26.17 euros per share.  It further announces that on the same date it purchased for cancellation 175,000
"A" Shares at a price of 1720.29 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,682,620,000.
As of 30 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 31 January 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 31 January, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 26.04 euros per share.  It further announces that on the same date it purchased for cancellation 200,000
"A" Shares at a price of 1718.17 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,682,020,000.

As of 31 January, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 1 February 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 1 February, 2007 it purchased for cancellation 335,000 "A" Shares at a price of 26.55 euros per share.  It further announces that on the same date it purchased for cancellation 125,000
"A" Shares at a price of 1751.69 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,681,560,000.
As of 1 February, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Holders of A Shares and B Shares are entitled to one vote per share.
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and
333-126726-01); and

b) the Registration Statement on Form S-8 of Royal Dutch Shell plc
(Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 14 February 2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary